Exhibit 10.21

REVISED

January 27, 2005

VIA FEDERAL EXPRESS

Mr. Barry Biffle

[Address]

Dear Barry:

On behalf of Spirit Airlines, Inc., I would like to take this opportunity to welcome you and confirm the terms of our offer of employment. We believe that such an association would be mutually beneficial, and we are enthusiastic about having you join Spirit.

Your title will be Senior Vice President, and Chief Marketing Officer and you will report to Ben Baldanza, President & Chief Operating Officer. Your annual salary will be $200,000.00, and you will commence employment on February 21, 2005. Spirit will also provide you with a monthly car allowance of $500. You will be eligible for the Profit Sharing Plan per Company policy.

The company is in the final stage of finalizing an equity-sharing plan for executives and you will be provided an entitlement equivalent to 0.75% of the company’s common stock under the same terms and conditions as offered to the SVPs.

On your start date, you will be eligible for company-paid employee benefits, which include medical, life and dental insurance, and participation in Section 125 Flexible Benefits Plan. At that time, you and your family will be eligible for unlimited positive space airline travel privileges on Spirit. You will also receive travel privileges on other specified airlines per their respective agreements.

You will be eligible for the 401K Plan participation according to the 401K Plan guidelines and company paid long-term disability after one year of employment. You will also be eligible for three weeks’ vacation in your first year of employment and going forward.

In an effort to assist you with relocation to your new position in Miramar, Spirit will provide you with up to $50,000.00 of relocation funds which may also be used for lease termination costs or closing costs (excluding down payment or deposit) of housing transactions, $10,000.00 of which will not require receipts. (Please refer to Moving Expenses and Brief Overview, which is enclosed.) Such items as moving household goods are not taxable, but please note that the IRS considers some other Reimbursable Expenses as taxable wages. You may want to consult a tax advisor for specific individual information.

Barry / Revised Offer Letter

January 27, 2005

For moving household goods, please obtain at least one estimate, including one from the following company. The estimate must be submitted to Lew Graham, Controller, for approval prior to your move. (We have negotiated a discount agreement with the following company.)

ACE Relocation Systems, Inc:            (800) 321-8104, ext. 215, ask for Laura Hansen

To further assist you with your relocation, Spirit will pay for your meals, temporary housing for up to 90 days and a rental car for the first 30 days.

Should you decide not to remain in the position for which you were relocated for a minimum of one (1) year, you will be responsible for repayment of the relocation funds reimbursed to you.

As a confirmation of your agreement and acceptance of this offer, please sign and date below and return this original offer letter in the enclosed self-addressed envelope. You will also need to fully complete and return the New Hire Paperwork at your earliest convenience prior to your start date. Should you have any questions, please do not hesitate to let me know. We look forward to you joining the Spirit Organization, and hope you will find your association with Spirit Airlines, Inc. to be challenging and rewarding.

Sincerely,	Agreed & Accepted,

SPIRIT AIRLINES, INC.

/s/ Ceciley Bachnik	/s/ Barry Biffle 2/4/05
Ceciley Bachnik, Vice President	Barry Biffle Date
People Services Department

cc:	Ben Baldanza, President & Chief Operating Officer
Lew Graham, Controller
Enclosures:	New Hire Packet Employee Handbook Moving Expenses - Overview Moving Expense Reimbursement/Reconciliation Form Self Addressed Envelope